                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549
                                  ----------
                                 SCHEDULE 13D
                                (Rule 13d-101)
          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
            RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)
                               (Amendment No.  )
                         VITAFORT INTERNATIONAL CORP.
                               (Name of issuer)
                   COMMON STOCK, Par Value $.0001 per share
                        (Title of class of securities)
                                   928467307
                                (CUSIP number)
                            Frank J. Hariton, Esq.
    The Empire State Building - 350 Fifth Avenue, New York, New York 10118
                                (212) 695-6000
                 (Name, address and telephone number of person
               authorized to receive notices and communications)
                               December 31, 1998
            (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), 13d-1(f) or 13d-1(g), check the following box / /.

   Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

               (Continued on following pages)

                  (Page 1 of ___ Pages)
  (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)
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                                  SCHEDULE 13D

CUSIP No. 448918102                                           Page 2 of    Pages

1.   NAME OF REPORTING PERSON
     Terra Healthy Living, LTD.
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     None
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                        (a) / /
                                        (b) / /
3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
                  WC
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) or 2(e)                      [_]
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
             British Virgin Islands

                    7.  SOLE VOTING POWER     5,733,743
NUMBER    OF
SHARES              8.  SHARED VOTING POWER
BENEFICIALLY
OWNED BY                   -0-
EACH
REPORTING           9.  SOLE DISPOSITIVE POWER  5,733,743
   PERSON
    WITH

10.  SHARED DISPOSITIVE POWER
                         -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   CERTAIN SHARES*
                                         [_]
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          45.4%
14.  TYPE OF REPORTING PERSON*
            CO Corporation


            *SEE INSTRUCTIONS BEFORE FILLING OUT

 ITEM 1.    Security and Issuer

     Vitafort International Corporation
     1800 Avenue of the Stars - Suite 480
     Los Angeles, CA 90067

     Shares of Common Stock.

ITEM 2.    Identity and background:

     Reporting Entity

     a.   Terra Healthy Living, Ltd.
     b.   Pasea Estate, P.O. Box 958, Road Town, Tortola, B.V.I.
     c.   Investments
     d.   None
     e.   None
     f.   B.V.I.
     Name of executive officers and principal members of Reporting Entity

     a.   Martin Brenner - President of holding company - Terra Trust Investment
     b.   Station Str. 22, CH-8713 Uerikon, Switzerland
     c.   Investment Advisor
     d.   None
     e.   None
     f.   Switzerland

     a.   Daniel Montangero - Director
     b.   Sternengasse 4, CH-5620 Bremgarten, Switzerland
     c.   Investment Manager
     d.   None
     e.   None
     f.   Switzerland

     a.   Shana Louise White - Member of the Board
     b.   Pasea Estate, P.O. Box 958, Road Town, Tortola, B.V.I.
     c.   Investments
     d.   None
     e.   None
     f.   B.V.I.

     a.   Kay-Linda Richardson - Member of the Board
     b.   Pasea Estate, P.O. Box 958, Road Town, Tortola, B.V.I.
     c.   Investments

     d.   None
     e.   None
     f.   B.V.I.

ITEM 3.   Source and Amount of Funds or Other Consideration
     Working Capital

ITEM 4.   Purpose of Transaction
     The purpose of the transaction(s) are investment and the reporting person has no present intention to change management or effect any of the transactions enumerated in this item, but reserves the right to do so in the future.

ITEM 5.   Interest in Securities of Issuer
     Number of Shares - 5,733,743
     Percentage of shares - 45.4%
     The reporting person has sole voting and dispositive power with respect to the shares. The shares reported represent 5,233,743 shares of common stock and 500,000 shares underlying an option at $.25 per share which may be exercised within the next 60 days.
     During the last sixty days, the reporting person has had the following transactions in the securities of the issuer:
(A) As of December 31, 1998, the reporting person acquired 1,000,000 shares of the issuer's common stock in a private transaction which was exempt from registration under the Securities Act of 1933, as amended, by reason of Regulation D thereunder at a price of $.25 per share paid in marketable Swiss securities; and
(B) As of December 31, 1998, the reporting person acquired 2,712,843 shares of the issuer's common stock in connection with an agreement by and among the reporting person, the issuer, Sovereign Partners, L.P. and Dominion Capital Fund Limited. The 2,712,843 shares of the issuer's common stock were acquired by Sovereign Partners, L.P. and Dominion Capital Fund Limited upon conversion of shares of the issuer's 1997 Series A Convertible Preferred Stock.
(C) The reporting person has acquired an aggregate of 1,520,900 shares of the issuer's common stock in market transactions at prices ranging from $0.1055 to $1.4648 . The reporting person has not effected any sales of the issuer's common stock.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          None

ITEM 7.   Material to be filed as Exhibits
          None
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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             February 5, 1999
                                       ----------------------------
                                                  (Date)
                                       Terra Healthy Living, Ltd.


                                       By: /s/ Daniel Montangero
                                           ----------------------------

                                                      (Signature)

                                               Daniel Montangero - Director
                                       ---------------------------------------
                                                      (Name/Title)

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.